UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)


                              dreamlife, inc.
                            (formerly GHS, INC.)
 ---------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
 ---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 379333107
                            --------------------
                               (CUSIP Number)

                                David J. Roy
                              330 South Street
                               P.O. Box 1975
                     Morristown, New Jersey 07962-1975
                               (973) 290-2330

 ---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               April 12, 2001
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                          Forms

-------------------------------------       -----------------------------------
CUSIP No. 379333107                    13D         Page 2 of 7 Pages
-------------------------------------       -----------------------------------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    CYL Development Holdings, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,3000,000 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    2,300,000 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,300,000 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.8%

14  TYPE OF REPORTING PERSON*

    00


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D                          Forms

-------------------------------------       -----------------------------------
CUSIP No. 379333107                    13D         Page 3 of 7 Pages
-------------------------------------       -----------------------------------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Kurt T. Borowsky

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,3000,000 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    2,300,000 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,300,000 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.8%

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D                          Forms

-------------------------------------       -----------------------------------
CUSIP No. 379333107                    13D         Page 4 of 7 Pages
-------------------------------------       -----------------------------------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    David J. Roy

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,3000,000 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    2,300,000 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,300,000 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.8%

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 to the Schedule 13D originally filed by CYL Development Holdings, LLC ("CDH"), a New Jersey limited liability company, Kurt T. Borowsky, and David J. Roy (the "Reporting Persons") on June 7, 1999, as amended December 29, 1999, relating to shares of dreamlife, inc. (formerly GHS, Inc.) (the "Company") is being filed to disclose the transfer to the Company of 5,377,099 shares of Common Stock.

Item 1.  SECURITY AND ISSUER

         Unchanged.

Item 2.  IDENTITY AND BACKGROUND

         Unchanged.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Unchanged.

Item 4.  PURPOSE OF TRANSACTION

     Item 4 is amended to add the following paragraphs:

     As described in the Company's press release dated February 1, 2001 (a copy of which is incorporated by reference as an Exhibit hereto), in order (i) to facilitate the previously announced transaction between the Company and Discovery Toys, Inc. (the "Discovery Toys Transaction") and (ii) to provide for greater access to capital in the future for the Company, CDH, on April 12, 2001, contributed 5,377,099 shares of Common Stock to the Company. Simultaneously with such transfer, Anthony Robbins, the Chairman of the Board and a Director of the Company, transferred 17,031,297 shares of Common Stock to the Company.

     As previously reported by the Company, Van Beuren Management, Inc. ("Van Beuren"), an affiliate of CDH, has made financial support available to the Company in respect of a loan (the "Chase Loan"), currently in the principal amount of $2,250,000, from The Chase Manhattan Bank ("Chase") to the Company. On April 12, 2001, Van Beuren advanced an additional $50,000 to the Company (this advance, together with the financial support provided for the Chase Loan, is herein called the "CDH Financial Support"). Both the Chase Loan and the $50,000 loan are due on April 30, 2001. CDH and Van Beuren, on the one hand, and the Company, on the other hand, have discussed a transaction, whereby, concurrently with the consummation of the Discovery Toys Transaction (if that transaction occurs), all or part of the CDH Financial Support would be converted into equity securities of the Company on terms to be agreed upon. CDH also has had discussions with members of the Company's senior management regarding the potential grant, concurrently with the consummation of the Discovery Toys Transaction, of options on some or all the equity securities so acquired to members of the Company's senior management, including Peter Lund and Philicia Levinson, on terms to be agreed upon. Consummation of the Discovery Toys Transaction is subject to a number of conditions. There can be no assurance that the Discovery Toys Transaction or any of the other transactions described above will be consummated, or, if consummated, that they will occur as described.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended to add the following paragraph:

     (a) Each of the Reporting Persons is the beneficial owner of 2,300,000 shares of Common Stock, representing 12.8% of the issued and outstanding shares of Common Stock of the Company. In their capacity as managers of CDH, Messrs. Borowsky and Roy together irrevocably possess the sole power to vote and dispose of the Common Stock owned by CDH, and may be deemed to be the beneficial owner of such securities.

     The percentage of outstanding shares of Common Stock of the Company set forth in the preceding paragraph is computed based on a total of 17,959,955 shares of Common Stock outstanding as of April 12, 2001.

     (b) Number of shares as to which CDH and Messrs. Borowsky and Roy have

          (i) sole power to vote or direct the vote:

          None.

          (ii) shared power to vote or direct the vote:

          2,300,000. See Item 2.

          (iii) sole power to dispose or to direct the disposition of:

          None.

          (iv) shared power to dispose of or direct the disposition of:

          2,300,000. See Item 2.

     (c) On April 12, 2001, CDH contributed a total of 5,377,099 shares of Common Stock to the Company.

     (d) Inapplicable.

     (e) Inapplicable.

Item 6. CONTRACTS, ARRNAGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUERS

          Item 6 is amended by adding the following:

          See Item 4.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

          The following exhibit is added:

          Press release, issued by the Company on February 1, 2001 (incorporated by reference to Exhibit 99 to the Form 8-K filed by the Company on February 2, 2001.)

                                 SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                   CYL Development Holdings, LLC,
                                   a New Jersey limited liability company


Dated:       April  26, 2001       By: /s/ David J. Roy
                                       -----------------------------------
                                           David J. Roy, Manager



Dated:       April  26, 2001           /s/ Kurt T. Borowsky
                                       ----------------------------------
                                           Kurt T. Borowsky



Dated:       April  26, 2001           /s/ David J. Roy
                                       -----------------------------------
                                           David J. Roy